UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

          ------------------------------------------------------------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 44)

          ------------------------------------------------------------

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                (NAME OF ISSUER)

                 SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    337400105

                                 (CUSIP NUMBER)


          ------------------------------------------------------------

                             DAVID S. KLAFTER, ESQ.
                       GOTHAM PARTNERS MANAGEMENT CO., LLC
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 286-0300

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

          ------------------------------------------------------------

                                FEBRUARY 13, 2002

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                        ---------------------
CUSIP NO. 337400105           SCHEDULE 13D                    (PAGE 2 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC; OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      7,424,903
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      7,424,903
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,424,903
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 337400105           SCHEDULE 13D                    (PAGE 3 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham International Advisors, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC; OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      7,424,903
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      7,424,903
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,424,903
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO; IA
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 337400105           SCHEDULE 13D                    (PAGE 4 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners III, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC; OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      7,424,903
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      7,424,903
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,424,903
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 337400105           SCHEDULE 13D                    (PAGE 5 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Holdings II, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC; OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      7,424,903
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      7,424,903
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,424,903
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

                  This Amendment No. 44 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"), previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners III, L.P. ("Gotham III"), New York limited partnerships, and Gotham Holdings II, L.L.C. ("Holdings II") and Gotham International Advisors, L.L.C. ("Gotham International"), Delaware limited liability companies (Gotham, Gotham III, Holdings II and Gotham International together, the "Reporting Persons"). This Amendment is being filed to update the
Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

                  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 is hereby amended to add the following information:

                  The information contained in Item 4 is incorporated herein by this reference as if restated in full.

ITEM 4.  PURPOSE OF THE TRANSACTION

                  Item 4 is hereby amended to add the following information:

                  (a) - (j) On February 14, 2002, the Issuer, Gotham, GGP, Gotham Golf, Sub and certain other parties entered into an Agreement and Plan of Merger and Contribution (the "Merger Agreement"), pursuant to which, and subject to the terms and conditions set forth therein, among other things, (a) the Issuer will merge with and into Gotham Golf, with Gotham Golf remaining as the surviving corporation, and (b) Gotham and certain of its affiliates shall contribute to Gotham Golf their equity interests in GGP, in exchange for shares of Gotham Golf ((a) and (b) collectively, the "Transactions"). In connection with the Transactions, holders of the Issuer's Shares will receive for each
Share: (1) $2.20 in cash, subject to a penny-for-penny reduction for dividends paid on Shares until the consummation of the Transactions; (2) a choice of an additional $0.35 in cash (for a total of $2.55 per share) or approximately 1/174th of a debt instrument indirectly secured by the Issuer's principal real estate assets; and (3) three-fiftieths (3/50ths) of a subscription right, with each right exercisable to purchase shares of Gotham Golf at $20.00 per share, for up to an aggregate of approximately $41 million of common stock of Gotham Golf.

                  In connection with the Merger Agreement, Gotham (on behalf of itself and its controlled affiliates) and certain stockholders of the Issuer (the "Shareholders") entered into a Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, each Shareholder agreed to vote (or cause to be voted) the Shares beneficially owned by such Shareholder (subject to certain limitations) in favor of the Transactions and the Merger Agreement, and against
(a) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Merger Agreement; (b) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Issuer or any of its subsidiaries, with or involving any party other than as contemplated by the Merger Agreement; (c) any liquidation or winding up of the Issuer; (d) any extraordinary dividend by the Issuer; (e) any change in the capital structure of the Issuer (other than pursuant to the Merger Agreement) or (f) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, which would adversely affect the Issuer, Gotham or their respective abilities to consummate the transactions contemplated by the Merger Agreement. In furtherance of this agreement, each Shareholder granted to certain officers or agents of Gotham an irrevocable proxy to vote his Shares in accordance with the foregoing.

                  Further, under the Voting Agreement, certain Shareholders agreed not to sell, transfer, pledge, encumber, grant, assign or otherwise dispose of any of the Shares subject to the Voting Agreement during the term of the Voting Agreement, except for (a) transfers to any wholly owned and controlled affiliates if such affiliates agree in writing to be bound by the terms of the Voting Agreement and (b) transfers by operation of law if (i) the transferor remains and agrees in writing to remain and (ii) the transferee agrees in writing to be, bound by the terms of the Voting Agreement. In the case of one particular Shareholder, such Shareholder agreed that, in the case of any transfer of 50,000 or more Shares by such Shareholder and his affiliates to any other person or such person's affiliates in any one or series of negotiated transactions, the transferee of such Shares must first agree in writing to be bound by the terms of the Voting Agreement.

                  The Voting Agreement provides that it will terminate on the earlier of (a) the consummation of the transactions contemplated by the Merger Agreement and (b) the termination of the Merger Agreement according to its terms.

                  References to and description of the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, attached hereto as Exhibits 2.1 and 10.7, and are incorporated herein by reference in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  Item 5(a) is hereby amended and supplemented as follows:

                  (a) The information contained in Item 4 is incorporated herein by this reference as if restated in full.

                  By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the Voting Agreement. Accordingly, the combined interest of the Reporting Persons is 7,424,903 Shares, which aggregate represents approximately 21.3% of the outstanding Shares of the Issuer. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr.

Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

                  Item 5(c) is hereby amended and supplemented as follows:

                  (c) The information contained in Item 4 is incorporated herein by reference as if restated in full.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  The information contained in Item 4 is incorporated herein by reference as if restated in full.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                  Item 7 is hereby amended and supplemented as follows:

                  Exhibit 2.1   Agreement and Plan of Merger and
                                Contribution, dated as of February 13, 2002, by and among First Union Real Estate Equity and Mortgage Investments, that certain Ohio trust, declared as of October 1, 1996, by Adolph Posnick, trustee, First Union Management, Inc., Gotham Partners, L.P., Gotham Golf Partners, L.P., Gotham Golf Corp., GGC Merger Sub, Inc., Florida Golf Properties, Inc. and Florida Golf Associates, L.P.

                  Exhibit 10.7  Voting Agreement, dated as of February 13,
                                2002, by and among First Union Real Estate
                                Equity and Mortgage Investments, Gotham
                                Partners, L.P. and certain stockholders of First Union Real Estate Equity and Mortgage Investments.

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 19, 2002

                                           GOTHAM PARTNERS, L.P.


                                           By:    Section H Partners, L.P.,
                                           its general partner

                                           By:    Karenina Corporation,
                                           a general partner of Section H
                                           Partners, L.P.


                                           By: /s/ William A. Ackman
                                              ----------------------------
                                           President
                                           William A. Ackman

                                           GOTHAM PARTNERS III, L.P.

                                            By:    Section H Partners, L.P.,
                                            its general partner

                                            By:    Karenina Corporation,
                                            a general partner of Section H
                                            Partners, L.P.


                                           By:  /s/ William A. Ackman
                                              ----------------------------
                                           President
                                           William A. Ackman

                                           GOTHAM INTERNATIONAL
                                           ADVISORS, L.L.C.


                                           By: /s/ William A. Ackman
                                              ----------------------------
                                           Senior Managing Member
                                           William A. Ackman

                                           GOTHAM HOLDINGS II, L.L.C.


                                           By:   Gotham Holdings Management LLC,
                                           the Manager


                                           By: /s/ William A. Ackman
                                              ----------------------------
                                           Senior Managing Member
                                           William A. Ackman